UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32578 / March 28, 2017

_____

In the Matter of                               :
                                             :

NEUBERGER BERMAN INVESTMENT    :
       ADVISERS LLC                     :
NEUBERGER BERMAN ADVISERS      :
       MANAGEMENT TRUST            :
NEUBERGER BERMAN ALTERNATIVE   :
       FUNDS                         :
NEUBERGER BERMAN EQUITY FUNDS   :
NEUBERGER BERMAN INCOME FUNDS   :
NEUBERGER BERMAN CALIFORNIA     :
       INTERMEDIATE MUNICIPAL     :
       FUND INC.                     :
NEUBERGER BERMAN HIGH YIELD    :
       STRATEGIES FUND INC.         :
NEUBERGER BERMAN INTERMEDIATE  :
       MUNICIPAL FUND INC.          :
NEUBERGER BERMAN MLP INCOME    :
       FUND INC.                     :
NEUBERGER BERMAN NEW YORK     :
       INTERMEDIATE MUNICIPAL     :
       FUND INC.                     :
NEUBERGER BERMAN REAL ESTATE   :
       SECURITIES INCOME FUND INC.   :
                                               :

605 Third Avenue, 2nd Floor           :
New York, NY 10158-0180              :
                                               :

(812-14563-11)                         :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

Neuberger Berman Investment Advisers LLC, Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds, Neuberger Berman Equity Funds, Neuberger Berman Income Funds, Neuberger Berman California Intermediate Municipal Fund Inc., Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund Inc. filed an application on October 7, 2015 and amendments to the application on April 22, 2016, September 23, 2016, and December 21, 2016.  Applicants requested an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.  The order permits certain registered management investment companies to participate in a joint lending and borrowing facility.

On February 27, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32513).  The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered.  No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Neuberger Berman Investment Advisers LLC, *et al.,* (File No. 812-14563-11),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Eduardo A. Aleman
Assistant Secretary